Exhibit (a)(1)(K)

News Release

FOR IMMEDIATE RELEASE

Media Contacts:	Lainie Keller	Investor Contacts:	Joe Romanelli
	(908) 236-5036 Steve Cragle (908) 740-1801		(908) 740-1986 Justin Holko (908) 740-1879

Merck Begins Tender Offer to Acquire Cubist

KENILWORTH, N.J., Dec. 19, 2014 – Merck (NYSE: MRK), known as MSD outside the United States and Canada, is commencing today, through a subsidiary, a cash tender to purchase all outstanding shares of common stock of Cubist Pharmaceuticals, Inc. (NASDAQ: CBST). On Dec. 8, 2014, Merck announced its intent to acquire Cubist.

Upon the successful closing of the tender offer, stockholders of Cubist will receive $102.00 in cash for each share of Cubist common stock validly tendered and not properly withdrawn in the offer, without interest and less any required withholding taxes. Following the purchase of shares in the tender offer, Cubist will become a wholly owned subsidiary of Merck.

Merck will file today with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO, which provides the terms of the tender offer. Additionally, Cubist will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of the Cubist board of directors that Cubist stockholders accept the tender offer and tender their shares. As previously communicated, the Cubist board of directors has determined that the merger agreement and its related transactions, including the tender offer, are advisable, fair to and in the best interests of Cubist and its stockholders.

The tender offer will expire at the end of the day, immediately after 11:59 p.m. (Eastern Time), on Tuesday, Jan. 20, 2015, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares which, together with shares then owned by Merck (if any), represents a majority of the outstanding shares, and the expiration or the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Additional Information about the Tender Offer

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. Merck will file a tender offer statement on Schedule TO with the SEC, and Cubist will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/ recommendation statement will contain important information that holders of Cubist common stock shares are urged to read carefully when they become available, as each may be amended or supplemented from time to time and because they will contain important information that holders of shares of Cubist common stock should consider before making any decision regarding tendering their shares. The tender offer materials will be made available to Cubist’s stockholders at no expense to them. In addition, all of those materials (and other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by contacting Merck at 2000 Galloping Hill Road, Kenilworth, N.J., 07033 or by phoning (908) 740-4000. In addition, Merck and Cubist file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Merck or Cubist at the SEC public reference room at 100 F Street, N.E., Washington, D.C., 20549. For further information on the SEC public reference room, please call 1-800-SEC-0330. Merck’s and Cubist’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

In this transaction, J.P. Morgan and Deutsche Bank served as financial advisors to Merck. J.P. Morgan is acting as its dealer manager in connection with the tender offer, and MacKenzie Partners, Inc. is acting as its information agent in connection with the tender offer. Hughes Hubbard & Reed LLP and Baker & McKenzie served as its legal advisors. Morgan Stanley & Co. LLC and Goldman, Sachs & Co. served as financial advisors to Cubist, and Ropes & Gray LLP served as its legal advisor.

About Merck

Today’s Merck is a global healthcare leader working to help the world be well. Merck is known as MSD outside the United States and Canada. Through our prescription medicines, vaccines, biologic therapies and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions. We also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships. For more information, visit www.merck.com and connect with us on Twitter, Facebook and YouTube.

Merck Forward-Looking Statement

This news release includes “forward-looking statements.” Forward-looking statements include statements regarding the timing and closing of the tender offer and the merger transactions, the ability of Merck to complete the transactions considering the various closing conditions, and any assumptions underlying any of the foregoing. These statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; Merck’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the exposure to litigation, including patent litigation, and/or regulatory actions; timing of the tender offer and merger; uncertainties as to how many Cubist stockholders will tender shares in the tender offer; the possibility that competing offer may be made; the possibility that various closing conditions to transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; or that a material adverse effect occurs with respect to Cubist.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2013 Annual Report on Form 10-K and the company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov).

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